Exhibit 99.2

NICE Robotic Automation Unveils Innovative AI Based Automation
Finder to Lead Enterprises Towards Successful RPA Deployments

The new NICE Automation Finder accurately identifies process automation opportunities in order to maximize ROI and operational efficiencies

Hoboken, N.J., June 6, 2018 – NICE (Nasdaq: NICE) today announced the launch of NICE Automation Finder, an Artificial Intelligence (AI) based, out of the box solution, making it quick, easy and cost effective for enterprises to pinpoint processes that can be automated for optimal return on investment (ROI) and efficiency. NICE’s desktop analytics technology, which has been successfully utilized across a wide range of enterprises and industry sectors for over 15 years, forms the basis for this innovative new approach to business process identification and selection.

The method for identifying processes ripe for either robotic or desktop automation, is one most organizations find highly challenging. Despite being key to the success of any automation project, the analysis and selection of process candidates for automation is commonly tackled manually, based on human hunches and local optimizations, rather than actual data. This method is time consuming and often fails to yield the best automation candidates, therefore increasing the risk factor and jeopardizing the success of any automation deployment.

The NICE Automation Finder adopts a more comprehensive and scientifically driven approach to business process analysis and selection, alleviating the challenges and costs involved. The solution collects and analyzes data from employee desktop activity, thereby focusing on relevant processes and tasks performed by employees on a daily basis. The data is then ingested into an AI based algorithm that identifies repetitive patterns of employee actions and behavior, and finally recommends precise process paths or workflows that have the best potential for automation and attainment of ROI.

Uniquely, the NICE Automation Finder creates a cycle of continuous business process optimization and operational success. By accurately and efficiently identifying process candidates, designing the automation and then deploying it, the solution stimulates a seamless cycle of continuous value delivery, all stemming from automated and accurate business process selection. As a result, the solution saves organizations time, increases the chances of achieving goals that the automated processes set out to attain, driving up efficiency and maximizing ROI.

Miki Migdal, President of the NICE Enterprise Product Group
“As NICE RPA continues its journey towards bringing more innovative robotic automation solutions infused with cognitive intelligence to the market – NICE Automation Finder will benefit the industry as a whole by increasing the likelihood of successful process automation deployments. This is an essential contribution to a growing market and provides valuable support to our customers to attain greater project success”.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.